UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-42299

SAMFINE CREATION HOLDINGS GROUP LIMITED

(Registrant’s Name)

Flat B, 8/F, Block 4
Kwun Tong Industrial Centre
436-446 Kwun Tong Road
Kwun Tong, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Results of Extraordinary General Meeting of Shareholders

At the Extraordinary General Meeting of Shareholders (the “Meeting”) of Samfine Creation Holdings Group Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), convened at held at Basement Auditorium, Building 1, Xinghui Industrial Zone, No. 12 Shunyi Road, Liaokeng New Village, Shiyan Street, Bao’an District, Shenzhen, the People’s Republic of China at 10:00 a.m. (EDT), on May 13, 2025, the shareholders of the Company adopted resolutions approving all of the proposals considered at the Meeting. A total of 14,331,255 votes, representing 70.60% of the votes exercisable as of April 11, 2025, the record date for the Meeting, were present in person or by proxy at the Meeting. The results of the votes were as follows:

Resolution(s)		For	Against	Abstain
Proposal No.1

To approve, as a special resolution, that

(a)	the re-designation and re-classification of all 800,000,000 shares of a par value US$0.0000625 each (the “Existing Shares”) in the share capital of the Company, whether issued or unissued, into 791,000,000 class A ordinary shares of a par value US$0.0000625 each (the “Class A Ordinary Shares”) and 9,000,000 class B ordinary shares of a par value US$0.0000625 each (the “Class B Ordinary Shares”) be and are hereby approved and confirmed, such that the authorized share capital of the Company shall be re-classified and re-designated into USD50,000.00 divided into 791,000,000 Class A Ordinary Shares, each entitled to one (1) vote, and 9,000,000 Class B Ordinary Shares, each entitled to twenty (20) votes (the “Share Re-Designation”);

(b)	upon the Share Re-Designation becoming effective, the currently issued 20,300,000 shares of a par value US$0.0000625 each in the Company be and are hereby re-designated and re-classified into 11,300,000 Class A Ordinary Shares with 1 vote per Class A Ordinary Share and 9,000,000 Class B Ordinary Shares with 20 votes per Class B Ordinary Share on a one for one basis as set out in the notice of Extraordinary General Meeting of shareholders of the Company dated April 25 2025; and

(c)	any director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Share Re-Designation, including without limitation, updating the register of members of the Company, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.	14,301,475 (99.79%)	26,827 (0.19%)	2,953 (0.02%)

Proposal No.2

To approve, as a special resolution, that upon the Share Re-Designation becoming effective,:

(a)	the proposed amendments to the amended and restated memorandum and articles of association of the Company (the “Proposed Amendments”) to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares be and are hereby approved;

(b)	the second amended and restated memorandum and articles of association of the Company (incorporating the Proposed Amendments) (the “New Memorandum and Articles of Association”), a copy of which has been produced to this meeting and marked “A” and initialed by the chairman of the meeting for the purpose of identification, be and is hereby approved and adopted in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company; and

(c)	any director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Proposed Amendments and the adoption of the New Memorandum and Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.	14,301,475 (99.79%)	26,827 (0.19%)	2,953 (0.02%)

Market Effectiveness

The Share Re-Designation will be effective from 5 P.M. on May 15, 2025, Eastern time. The expected market effective date of the Share Re-Designation is May 16, 2025 (as of the opening of business).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAMFINE CREATION HOLDINGS GROUP LIMITED

By:	/s/ Wing Wah Cheng, Wayne
Name:	Wing Wah Cheng, Wayne
Title:	Chairman of the Board, Executive Director and Chief Executive Officer

Date: May 14, 2025

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